UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

December 11, 2013

Date of Report (Date of earliest event reported)

MTR Gaming Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-20508	84-1103135
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Ident. No.)

State Route 2 South, P.O. Box 356, Chester, West Virginia	26034
(Address of principal executive offices)	(Zip Code)

(304) 387-8000

Registrant’s telephone number, including area code

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 8.01                                           Other Events.

MTR Gaming Group, Inc. (the “Company”) announced today that, in connection with the proposed transaction between the Company and Eldorado HoldCo LLC, the Company is soliciting consents (the “Consent Solicitation”) from holders of the $570,664,114 outstanding principal amount of its 11.50% Senior Secured Second Lien Notes due 2019 (the “Notes”) to approve certain amendments to certain provisions of the indenture governing the Notes.  The Consent Solicitation will expire at 5:00 p.m., New York City time, on January 8, 2014, unless extended.  A copy of the press release announcing the Consent Solicitation is filed as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

Item 9.01                                           Financial Statements and Exhibits.

(d)                                 Exhibits.

99.1                        Press release, dated December 11, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MTR GAMING GROUP, INC.

Dated: December 11, 2013

	By:	/s/ John W. Bittner, Jr.
John W. Bittner, Jr.
Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release, dated December 11, 2013